CLEARY GOTTLIEB STEEN & HAMILTON LLP

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Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

06012033

RECEIVED
MAR 24 2006
190

March 21, 2006

SUPPL

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of disclosure materials related to the issuance of bonds by the Company in the Russian Federation pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

dlo 3/29

PROCESSED
MAR 30 2006
THOMSON FINANCIAL

Enclosure

Information
about the Commencement of Securities Placement

1. General Information	
1.1. Full corporate name of the Issuer (name for non-profit organization):	Open Joint Stock Company of Energy and Electrification OAO “Mosenergo”.
1.2. Short corporate name of the Issuer:	OAO “Mosenergo”
1.3. Location of the Issuer:	8 Raushskaya naberezhnaya, Moscow, Russian Federation, 115035.
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. Unique code of the Issuer assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for the disclosure of information:	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the Issuer for the publication of information:	“Izvestiya” (Moscow issue), “Supplement to the Vestnik of the Federal Service on Financial Markets of Russia”.

[Moscow #52017 v2]

2. Content of the Notice
2.1. Information about the securities to be placed:

2.1.1. Type, category (class), series and other identifications of the securities: non-convertible interest-bearing documentary bearer bonds series 02, subject to obligatory centralized custody.

2.1.2. Maturity date (for the Issuer's bonds and options): on the 3640th (three thousand six hundred fortieth) day following the commencement date of the Bonds placement.

2.1.3. State registration number of the securities issuance (additional issuance) and date of state registration: 4-03-00085-A of January 26, 2006.

2.1.4. Name of registration authority that conducted state registration of the securities issuance (additional issuance): Federal Service on Financial Markets of the Russian Federation.

2.1.5. Number of the securities to be placed and the nominal value (provided that the nominal value is set forth by the laws of the Russian Federation) of each security: 5,000,000 (five million) with a nominal value of 1,000 (one thousand) rubles each.

2.1.6. Method of the securities placement and also, in case of placement under a closed subscription, the group of potential securities purchasers: open subscription.

2.1.7. Price of the securities placement or method of its calculation:

The price of placement of one Bond of the issuance on the first and subsequent days of placement shall be determined at 100% (one hundred percent) of the nominal value and shall be equal to ***1,000 (one thousand) rubles***. Starting from the second day of placement, the purchasers shall also pay the accrued coupon income calculated ***in compliance with item 8.4 of the Decision on Securities Issuance and item 2.4. of the Prospectus.***

2.1.8. Granting to the Issuer's participants (shareholders) and/or other parties the preemptive right to purchase the securities: the preemptive right to purchase the securities is not provided.

2.2. Commencement date of the securities placement: March 2, 2006.

2.3. Commencement date of the securities placement may be changed subject to publication of the respective information thereof in the news tape and on a web page in the Internet not later than one day before the commencement date of the securities placement disclosed herein.

2.4. Completion date of the securities placement or procedure of its determination.

The completion date of the Bonds placement shall be the earlier of the following dates:

a) the 30th (thirtieth) business day following the commencement date of the Bonds placement;

b) the date of placement of the last Bond of the issuance.

The completion date of the Bonds placement may not be later than one year from the date of state registration of the Bonds issuance.

2.5. The procedure for determining coupon rates:

The Issuer decided that the rates on coupons with serial numbers from 2 to 12 inclusive would be equal to the first coupon rate, which will be determined on the commencement date of the placement by way of a tender at the stock exchange, ZAO MICEX Stock Exchange. The interest rate on coupons starting from coupon 13 will be determined after the registration of the Placement Report not later than 14 calendar days before the date of payment of coupon 12, provided that OAO "Mosenergo", pursuant to item 9.3 of the Decision on Securities Issuance, is obliged to purchase the series 02 Bonds (state registration number 4-03-00085-A dated January 26, 2006) upon request of their owners within the last 5 days of the 12th coupon period in accordance with the procedure and within the term set forth in item 10 of the Decision on Securities Issuance. The date of purchase of the Bonds will be the 4th (fourth) day of the 13th coupon period. If the date of purchase of the Bonds falls on a day which is not a business day, the Bonds will be purchased on the first business day following the holiday.

3. Signature

3.1. **First Deputy General Director for Strategy and Corporate Policy** ____________ (signature) **D.V. Vasiliev**

acting on the basis of power of attorney No. 12-07/001-11 of August 9, 2005

3.2. Date: February 20, 2006. [Seal]

Information
about the Completion of Securities Placement

1. General Information	
1.1. Full corporate name of the Issuer (name for non-profit organization):	Open Joint Stock Company of Energy and Electrification "Mosenergo".
1.2. Short corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya naberezhnaya, Moscow 115035.
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. Unique code of the Issuer assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for the disclosure of information:	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the Issuer for the publication of information:	"Izvestia" (Moscow edition), "Supplement to the Vestnik of the Federal Service on Financial Markets of Russia".

2. Content of the Notice

2.1. Information about the placed securities:

2.1.1. Type, category (class), series and other identifications of the securities: **non-convertible interest-bearing documentary bearer bonds series 02, subject to obligatory centralized custody.**

2.1.2. Maturity date: ***on the 3640th (three thousand six hundred fortieth) day following the commencement date of the Bonds placement.***

2.1.3. State registration number of the securities issuance and date of state registration: ***4-03-00085-A of January 26, 2006.***

2.1.4. Name of registration authority that conducted state registration of the securities issuance: ***Federal Service on Financial Markets of the Russian Federation.***

2.1.5. Nominal value of each placed security: ***1 000 (one thousand) rubles.***

2.1.6. Method of the securities placement: ***open subscription.***

2.2. Actual commencement date of the securities placement: ***March 2, 2006.***

2.3. Actual completion date of the securities placement: ***March 2, 2006.***

2.4. Number of actually placed securities: ***5,000,000 (five million).***

2.5. Percentage of actually placed securities of the total number of securities of the issuance that were to be placed: ***100%***

2.6. Actual price of the securities placement and the number of securities placed at each of the prices of the placement: ***5,000,000 (five million) bonds were placed at the price of 1,000 (one thousand) rubles each.***

2.7. Form of payment for the placed securities: ***payment was made in cash by a bank transfer in the currency of the Russian Federation.***

2.8. Information about transactions, in which the Issuer was acting as an interested party, and large transactions of the Issuer made by the Issuer in the process of the securities placement and about the fact of approval thereof by the Issuer's authorized governing body or about a lack of such approval: ***the Issuer did not make any large transaction in the process of the securities placement.***

Information about transactions, in which the Issuer was acting as an interested party, made by the Issuer in the process of the securities placement:
Date of the transaction: March 2, 2006;
Parties to the transaction: OAO "Mosenergo", AB "Gazprombank" (ZAO);
Price of the transaction: 533 550 000 rubles.
Information about the fact of approval of the transaction by the Issuer's authorized governing body: the transaction was approved by the decision of the Board of Directors of OAO "Mosenergo".
Date of the decision on the approval of the transaction: December 19, 2005 (Minutes of the meeting of Board of Directors of OAO "Mosenergo" No.13 of 19.12.2005).

3. Signature

3.1. **First Deputy General Director**
for Strategy and Corporate Policy ______________ **D.V. Vasiliev**
(signature)

acting on the basis of the power of attorney No. 12-07/001-11 of 9 August 2005

3.2. Date: March 2, 2006. [Seal]

Information about the Fact which Can Have Material Effect

on the Price of the Joint Stock Company's Securities

1. General Information	
1.1. Full corporate name of the Issuer:	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo".
1.2. Short corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya naberezhnaya, Moscow, Russian Federation, 115035.
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. Unique code of the Issuer assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for the disclosure of information:	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the Issuer for the publication of information:	"Izvestiya" (Moscow issue), "Supplement to the Vestnik of the Federal Service on Financial Markets of Russia".

2. Content of the Notice
Information about the inclusion of the joint stock company's securities in the list of securities admitted for trading by the organizer of trade at the securities market: 2.1. Full corporate name of the organizer of trade at the securities market: ***Closed joint stock company MICEX Stock Exchange***; 2.2. Type, category (class) of the joint stock company's securities included in the list of securities admitted for trading by the organizer of trade at the securities market: ***non-convertible interest-bearing documentary bearer bonds series 02, subject to obligatory centralized custody (state registration number is 4-03-00085-A of January 26, 2006);*** 2.3. Number of the joint stock company's securities to be placed: ***5,000,000 (*five million*).***

3. Signature
3.1. First Deputy General Director for Strategy and Corporate Policy, acting on the basis of the power of attorney No. 12-07/001-11 of 09.08.2005 ________ D.V. Vasiliev 3.2. Date: March 1, 2006. [Seal]

Information about the Fact which Can Have Material Effect

on the Price of the Joint Stock Company's Securities

1. General Information	
1.1. Full corporate name of the Issuer:	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo".
1.2. Short corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya naberezhnaya, Moscow, Russian Federation, 115035.
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. Unique code of the Issuer assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for the disclosure of information:	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the Issuer for the publication of information:	"Izvestiya" (Moscow issue), "Supplement to the Vestnik of the Federal Service on Financial Markets of Russia".

2. Content of the Notice
Information about the conclusion by the joint stock company of an agreement with the organizer of trade at the securities market on the inclusion of the joint stock company's securities in the list of securities admitted for trading by the organizer of trade at the securities market:
2.1. Full corporate name of the organizer of trade at the securities market, which is including the joint stock company's securities in the list of securities admitted for trading by the organizer of trade at the securities market: ***Closed joint stock company MICEX Stock Exchange;***
2.2. Type, category (class) of the joint stock company's securities the inclusion of which in the list of securities admitted for trading by the organizer of trade at the securities market is conducted by the organizer of trade at the securities market: ***non-convertible interest-bearing documentary bearer bonds series 02, subject to obligatory centralized custody (state registration number is 4-03-00085-A of January 26, 2006);***
2.3. Date of conclusion and number of the agreement, on the basis of which the organizer of trade at the securities market includes the securities in the list of securities admitted for trading by the organizer of trade at the securities market: ***Agreement on the Admission of the Securities to the Placement at the Closed Joint Stock Company MICEX Stock Exchange No. 029r of 01.03.2006.***

3. Signature		
3.1. First Deputy General Director for Strategy and Corporate Policy, acting on the basis of the power of attorney No. 12-07/001-11 of 09.08.2005	________	D.V. Vasiliev
3.2. Date: March 1, 2006.	[Seal]	

Disclosure of Material Facts

"INFORMATION ON INCOME ACCRUED AND/OR PAID IN RESPECT OF THE ISSUER'S SECURITIES"

"INFORMATION ON THE TERM OF FULFILLMENT OF THE ISSUER'S OBLIGATIONS TO HOLDERS OF SECURITIES"

1. General Information	
1.1. Full corporate name of the Issuer (name for non-profit organization):	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo".
1.2. Short corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya naberezhnaya, Moscow, Russian Federation, 115035.
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. Unique code of the Issuer assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for the disclosure of information:	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the Issuer for the publication of information:	"Izvestiya" (Moscow issue), "Supplement to the Vestnik of the Federal Service on Financial Markets of Russia".
1.9. Code(s) of material fact(s):	0600085A02032006, 0900085A02032006.

2. Content of the Notice
2.1. Type, category (class), series and other identifications of the securities: ***non-convertible interest-bearing documentary bearer bonds series 02, subject to obligatory centralized custody (the "Bonds")***.
2.2. State registration number of the securities issuance and date of state registration: ***4-03-00085-A of January 26, 2006.***
2.3. Name of the registration authority that conducted state registration of the securities issuance: ***Federal Service on Financial Markets of the Russian Federation.***
2.4. Content of the Issuer's obligation: ***determination of the first coupon rate on the Bonds.*** The Issuer's governing body which made a decision determining the coupon rate on the Bonds: ***the first coupon rate is determined in accordance with the Decision on Securities Issuance and the Prospectus approved by the Issuer's Board of Directors on December 19, 2005 (Minutes No. 13 of December 19, 2005). The first coupon rate equal to 7.65% (seven point sixty five per cent) per annum has been approved by the Order of the General Director of OAO "Mosenergo" dated March 2, 2006.*** The date on which the Issuer's obligation must be fulfilled: ***March 2, 2006.*** The fact of fulfillment of the obligation: ***the obligation has been fulfilled.***
2.5. Date of the decision determining the coupon rate on the Issuer's Bonds: ***March 2, 2006.***
2.6. Date of compiling the minutes of the meeting of the Issuer's authorized governing body on which the decision to determine the coupon rate on the Bonds was taken: ***Order of the General Director of OAO "Mosenergo" dated March 2, 2006.***
2.7. Total amount of interest and/or other income to be paid under the Bonds and the amount of interest and/or other income to be paid per each Bond: ***the total amount of the first coupon yield to be paid under the Issuer's Bonds is 190 750 000 (one hundred and ninety million seven hundred and fifty thousand) rubles;*** the amount of interest and/or other income to be paid per each Issuer's Bond is ***38 (thirty eight) rubles 15 (fifteen) kopecks.***
2.8. Form of payment of income on the Issuer's securities: ***payment is made in cash by a bank transfer in the currency of the Russian Federation.***
2.9. Date on which the obligation to pay the first coupon yield under the Bonds must be fulfilled: ***August 31, 2006.***
2.10. Total amount of interest and/or other income paid under the Bonds: ***0 (zero) rubles.***

3. Signature
3.1. **First Deputy General Director for Financial and Economic Affairs, Logistics and Sales** _____________ (signature) **A.A. Negomedzyanov** acting on the basis of power of attorney No. 12-07/001-3 of July 4, 2005
3.2. Date: March 2, 2006. [Seal]